NYSE
AN ICE EXCHANGE

February 23, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares Each Representing a 1/40th Interest in a Share of 8.250% Fixed Rate Reset Non- Cumulative Perpetual Preferred Stock, Series B of SYNCHRONY FINANCIAL, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com